SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File No. 1-13531

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN

B.                                    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRAMMELL CROW COMPANY

2001 Ross Avenue, Suite 3400

Dallas, Texas  75201

Trammell Crow Company Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2003 and 2002, and for the Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Trammell Crow Company Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Trammell Crow Company Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Dallas, Texas
June 10, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Trammell Crow Company Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Trammell Crow Company Retirement Savings Plan (the “Plan”) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 2002, the Trammell Crow Company 401(k) Transfer Plan merged with the Plan.

/s/ PRICEWATERHOUSECOOPERS LLP
Hartford, Connecticut
June 20, 2003

Trammell Crow Company Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments	$162,685,123	$125,120,044
Receivables:
Employer contributions	228	1,756
Employee contributions	464	4,755
	692	6,511
Total assets	$162,685,815	$125,126,555
Liabilities
Contributions refundable	9,070	—
Net assets available for benefits	$162,676,745	$125,126,555

See accompanying notes.

Trammell Crow Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$26,375,470
Interest	1,495,926
Dividends	1,995
27,873,391
Contributions:
Employee	17,574,553
Employer	6,685,776
Rollover	3,765,624
28,025,953
Total additions	55,899,344
Deductions
Benefit payments	18,269,692
Administrative expenses	79,462
18,349,154
Net increase in net assets available for benefits	37,550,190
Net assets available for benefits at beginning of year	125,126,555
Net assets available for benefits at end of year	$162,676,745

See accompanying notes.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2003

1.                 Plan Description

The following description of the Trammell Crow Company Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective July 1, 1991, and most recently amended December 28, 2002, retroactively effective January 1, 2002. All Employees, as defined, of Trammell Crow Company (the “Company”) become eligible to participate in the Plan immediately. Temporary employees become eligible to participate upon completing 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2002, the Trammell Crow Company 401(k) Transfer Plan was merged into the Plan.

Contributions

Each year, participants may contribute an amount equal to not less than one percent up to 100 percent of their Compensation, as defined. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed account, various pooled separate accounts, a Company common stock account and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

The Company makes matching contributions in an amount equal to 50 percent of the first six percent of Compensation that a participant contributes to the Plan. The Company may also make additional matching and discretionary non-elective contributions. The Company made no additional matching or non-elective discretionary contributions in 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings, net of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2003 and 2002, $3,672 and $33,299, respectively, were available to be used for future Plan expenses or Company contributions. During 2003, forfeitures of $345,378 were used to supplement the Company’s contributions.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003

1.      Plan Description (Continued)

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant becomes 20 percent vested at the end of each year of service for five years. If an active participant reaches normal retirement age, dies or becomes disabled, as defined by the Plan document, the participant’s account becomes 100 percent vested.

Benefit Payments

Upon termination of service, death, disability or retirement, a participant or beneficiary with a vested account balance greater than $5,000 may elect to receive a lump-sum amount equal to the value of the vested portion of their account. Participants with vested account balances less than $5,000 will receive a lump-sum distribution. Upon termination of service, a participant whose account was transferred from the Trammell Crow Company 401(k) Transfer Plan may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or periodic installment payments. Distributions are subject to the applicable provisions of the Plan agreement.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. A loan is collateralized by the participant’s vested account and bears interest at the Prime Rate as identified by the Wall Street Journal plus 1% on the day that the loan is issued. Principal and interest are paid ratably through monthly payroll deductions and must be repaid within five years.

Administration

The Plan is administered by the Company. CG Trust Company serves as trustee for all the assets of the Plan except for the life insurance policies (see Note 6). CIGNA Retirement & Investment Services serves as recordkeeper.

The Plan is responsible for payment of the trustee expenses and fees, but the Company may pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003

2.                 Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Effective October 1, 2001, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (“CGLIC”) (a CIGNA company). The contract includes the CIGNA Guaranteed Long-Term Account, which is invested in CGLIC’s general portfolio and is recorded at contract value, which approximates fair value. The Guaranteed Long-Term Account does not have a maturity date or penalties for early withdrawals. Participant-directed transfers among investment options and distributions will normally be made immediately; however, CGLIC may exercise its contractual right to defer a transfer or distribution from the Guaranteed Long-Term Account. It has seldom been necessary for CGLIC to invoke this deferral provision. The rate of credited interest for any period of time will be determined by CGLIC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The average yield was approximately 3.3% for the year ended December 31, 2003. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) was 3.3% as of December 31, 2003.

The contract also includes pooled separate accounts which are stated at fair value. CGLIC determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Company common stock is stated at fair value based on quoted market prices. Mutual funds are valued based on published market prices which represent the net asset value of shares held by the Plan. Participant loans are stated at carrying value, which approximates fair value. Life insurance policies are valued at cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003

3.                 Investments

The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31,
	2003	2002
CIGNA Guaranteed Long-Term Account	$40,908,495	$40,615,694
CIGNA Balanced I/Wellington Management Fund	11,158,422	8,706,942
CIGNA Fidelity Advisor Growth Opportunities Fund	21,162,702	16,430,469
CIGNA PBHG Growth Fund	9,322,380	7,468,139
CIGNA S&P 500® Index Fund	22,778,265	16,844,448
CIGNA Small Cap Value/Perkins, Wolf, McDonnell Fund	19,174,912	12,186,353
CIGNA Templeton Growth Fund	17,640,987	12,850,834

The Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

Year Ended December 31, 2003
Pooled Separate Accounts	$25,532,126
Company Common Stock	728,068
Other Common Stocks	110,719
Mutual Funds	4,557
Net appreciation in fair value of investments	$26,375,470

4.                 Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003

5.                 Reconciliation of Plan Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2003
Net assets available for benefits per the financial statements	$162,676,745
Employer contributions receivable	(228)
Employee contributions receivable	(464)
Contributions refundable	9,070
Net assets available for benefits per the Form 5500	$162,685,123

The following is a reconciliation of total contributions per the financial statement to the Form 5500:

Year Ended December 31, 2003
Total contributions per the financial statements	$28,025,953
Add employer contributions receivable at beginning of year	1,756
Add employee contributions receivable at beginning of year	4,755
Less employer contributions receivable at end of year	(228)
Less employee contributions receivable at end of year	(464)
Add contributions refundable at end of year	9,070
Total contributions per the Form 5500	$28,040,842

Amounts recorded on the Form 5500 are prepared on the cash basis of accounting; therefore contributions receivable and refundable are not recorded on the Form 5500.

6.                 Life Insurance Policies

Participants who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company (an affiliated plan that has since been terminated) could elect to transfer the policy to the Plan. These policies are owned by appointed trustees, employees of the Company, for the benefit of the participant insured. These policies are in a “paid up” status, and may be distributed or canceled at the participant’s direction. Premiums, if any, increase the value of the specific insured’s insurance policy. Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant. These contracts are fully allocated to the insured participant’s rollover account. Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements. In 2003 and 2002, these policies had a face value of $12,400,000 and $13,250,000, respectively.

7.                 Subsequent Event

On April 1, 2004, Prudential Financial, Inc. (“Prudential”) completed an acquisition of the retirement business of CIGNA Corporation. As a result of this transaction, subject to the Plan’s consent, the Plan’s recordkeeper and custodial functions will be performed by businesses controlled by or affiliated with Prudential.

Trammell Crow Company Retirement Savings Plan
Schedule H; Line 4i—Schedule of Assets (Held at End of Year)
EIN: 75-2721454
Plan: 001
December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Long-Term Account	$40,908,495
*	Connecticut General Life Insurance Company	CIGNA Balanced I/Wellington Management Fund	11,158,422
*	Connecticut General Life Insurance Company	CIGNA Fidelity Advisor Growth Opportunities Fund	21,162,702
*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Morgan Stanley Fund	4,834,788
*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/Wellington Management Fund	2,143,726
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Growth/Artisan Partners Fund	1,740,599
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Value/Wellington Management Fund	5,129,749
*	Connecticut General Life Insurance Company	CIGNA PBHG Growth Fund	9,322,380
*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	22,778,265
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Perkins, Wolf, McDonnell Fund	19,174,912
*	Connecticut General Life Insurance Company	CIGNA Templeton Growth Fund	17,640,987
*	Trammell Crow Company	Trammell Crow Company Common Stock	2,365,893
*	Participant Loans	Interest Rates range from 5.00% to 10.50%	2,377,092
*	Connecticut General Life Insurance Company	Cash Equivalents (CIGNA Guaranteed Short-Term Account)	32,982
			160,770,992
*	Connecticut General Life Insurance Company	Self-Directed Account	605,578
	Great-West Life & Annuity Insurance Company	Life Insurance Policies	1,308,553
	Total Assets		$162,685,123

*                    Indicates a party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trammell Crow Company
Date:	June 28, 2004	Retirement Savings Plan

		By:	Trammell Crow Company,
Plan Sponsor

		By:	/s/ Derek R. McClain
Derek R. McClain
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP
23.2	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP